UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 246TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 25, 2014

1. DATE, TIME AND PLACE: On June 25, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2 of article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to paragraph 5 of article 15 of the Bylaws. The meeting was also attended by executive officers and, during a part of it, by Mr. André Dorf, CEO of CPFL Renováveis.

4. PRESIDING BOARD: Chairman – Renê Sanda, pursuant to paragraph 1 of article 16 of the Bylaws, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(i)           Took cognizance of the regulatory changes in the Regulatory Remuneration Basis (BRR) management of the distributors;

(ii)         Took cognizance of the activities of the Advisory Committees and Commissions of the Board in June;

(iii)        Approved the second rescheduling of the terms of the two (2) Action Plans of Epasa;

(iv)        Approved the minutes of the 245th meeting of the Board held on June 2, 2014;

(v)          Took cognizance of the managerial highlights and material facts in June, reported by the Chief Executive Officer;

(vi)        Took cognizance of the macroeconomic scenario and the long-term outlook for the projections of the Strategic and Budgetary Planning Cycle for 2015-2019;

(vii)      Approved, in accordance with item “r” of article 17 of the Bylaws, (a)  the incorporation of a privately held company as a wholly-owned subsidiary of CPFL Energia and (b) the  nomination of members of its Statutory Board of Executive Officers (Resolution no. 2014050-E);

(viii)     Approved,  pursuant to item “u” of article 17 of the Bylaws, the provision of surety or guarantee, by CPFL Energia, for the total amount of up to sixty-one million, eight-three thousand, one hundred sixty-one reais and forty-five centavos (R$ 61,083,161.45), as guarantee for the loans to be contracted by subsidiaries CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari,  by means of onlending from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) through Banco Santander S.A., and recommended  to the directors nominated by the Company to vote for the approval of the respective loans (Resolution no. 2014046-E);

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

(ix)        Ratified, as the direct controlling shareholder of CPFL Brasil, pursuant to item “p” of article 17 of the Bylaws: (a) the acquisition of three hundred thousand, two hundred five point seven zero megawatt hours (301,205.70 MWh) of electric energy from incentivized sources, from Termoelétrica Alta Mogiana Ltda. and (b)  the constitution of guarantee, by CPFL Energia, in the form of a Corporate Suretyship Letter (Resolution no. 2014045-E); and

(x)          Recommended to the directors appointed by the Company to the management bodies of the subsidiaries to vote in favor of the following matters: (x.i) Ceran, Enercan, Chapecoense,  Foz do Chapecó, CPFL Transmissão and Epasa: election of members of the Board of Executive Officers, Board of Directors and Fiscal Council, replacing Mr. Roberto Castro, who resigned on May 15, 2014; (x.ii) CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa: declarations of the volume of energy to be acquired and participation in the 2014 A-5 Auction (Resolution no. 2014049-E); (x.iii) CPFL Total and CPFL Atende: alteration of company purpose (Resolutions no. 2014048-E and 2014047-E) and (x.iv) CPFL Renováveis: (a)  contracting of loan from the BNDES, in the form of FINEM Sub-credit, by subsidiaries, and the signing of agreements that make up the package of guarantees, including the provision of corporate suretyship (Resolution no. 2014054-E); (b) capital increase within the limit of the authorized capital (Resolution no. 2014053-E); (c) change the supplier of wind turbines (Resolution no. 2014052-E); and (d)  continuation of the necessary procedures related to the transaction with Dobrevê Energia S.A. (Resolution no. 2014051-E).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the directors present and by the Secretary. Renê Sanda – Chairman, Francisco Caprino Neto, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 8, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.